UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated August 30, 2011: DryShips Reports Financial and Operating Results for the Second Quarter 2011.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE SECOND QUARTER 2011

August 30, 2011, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., of off-shore contract drilling oil services, today announced its unaudited financial and operating results for the second quarter and six month period ended June 30, 2011.

Second Quarter 2011 Financial Highlights

➢

For the second quarter of 2011, the Company reported a net loss of $114.1 million, or $0.33 basic and diluted loss per share. Included in the second quarter 2011 results are infrequently occurring and non-cash items, totaling $131.5 million, or $0.37 per share which are described below. Excluding infrequently occurring and non-cash items, the Company’s net results would have amounted to a net income of $17.4 million or $0.04 per share.

Infrequently occurring and non-cash items included in the second quarter 2011 results are the following:

o

Impairment losses from the sale of vessels La Jolla, Conquistador, Samsara, Brisbane and Toro, net of gain from the total loss of the Oliva, amounting to $87.0 million, or $0.25 per share.

o

Incremental costs associated with the class survey of Leiv Eiriksson in the second quarter of 2011 of $8.6 million, or $0.02 per share. Next survey is scheduled for 2016.

o

Losses incurred on our interest rate swaps, amounting to $35.9 million, or $0.10 per share.

➢

Basic loss per share for the second quarter of 2011 includes an increase to net loss amounting to $1.4 million relating to the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, which reduces the income available to common shareholders.

➢

The Company reported Adjusted EBITDA of $136.2 million for the second quarter of 2011.Please see later in this release for a reconciliation of Adjusted EBITDA to net income.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report on the progress made on initiatives that have been underway for several months. One of the most significant milestones was the commencement by Ocean Rig UDW on August 26, 2011 of its offer to exchange shares that have been registered with the US SEC for shares that were issued in a private Norwegian offering in 2010. On August 4, 2011, we also announced the partial spin off of Ocean Rig UDW by way of a dividend to our shareholders, this dividend is the first step in delivering value to our shareholders from our investment in the offshore deep water drilling sector. By mid-September we expect these shares will be tradable on a “when issued” basis on the Nasdaq Global Select Market and to begin “regular-way” trading in October under the symbol “ORIG”.

“On July 26th, we also announced a merger agreement with OceanFreight Inc. This transaction provides DryShips with an opportunity to consolidate the fragmented drybulk sector by acquiring a high quality, modern fleet with long-term charters and increase our presence in the Capesize sector.

“My colleagues at OceanRig have been busy taking delivery of our new drillships from Samsung and putting them to work efficiently. On July 28th we took delivery of the OceanRig Poseidon, two days ahead of schedule. The first three drillships have all been delivered on time or ahead of schedule and sailed immediately upon delivery from the shipyard to the drilling area and commenced operations.

“This was a particular quarter for our drilling segment during which three of our four units commenced new contracts which required mobilization before we were in a position to earn the full contractual daily operating rate. As such, earnings from drilling operations this quarter do not reflect the full earnings capacity of our drilling fleet.”

Recent Events

•

We sold the vessels La Jolla, Conquistador, Brisbane, Samsara and Toro for a total sales price of $90.1 million. The vessels La Jolla and Conquistador were delivered on July 20 and July 25, 2011, respectively, the vessel Samsara was delivered on August 24, 2011, while the remaining two vessels are scheduled for delivery in September and October, respectively.

•

On July 26, 2011, we entered into a definitive agreement to acquire 100% of the shares of OceanFreight Inc. (“OceanFreight”) a company listed on the Nasdaq Global Select Market under the ticker symbol OCNF with a fleet comprised of four Capesize bulk carriers, two Panamax bulk carriers, and five Very Large Ore Carriers under construction with delivery scheduled in 2012 and 2013. Under the terms of the merger agreement, OceanFreight shareholders will be paid $11.25 per share in cash and they will also receive 0.52326 shares of Ocean Rig UDW Inc. for every share they own of OceanFreight. We will also assume $143 million dollars in debt as a result of this transaction. As a result of the purchase agreement, on August 24, 2011, we purchased 3,000,856 shares of OceanFreight Inc. from entities controlled by Mr. Anthony Kandylidis, the CEO of OceanFreight, for the same price as will be paid to OceanFreight shareholders in the merger. These shares represent a majority of the outstanding shares of OceanFreight. The merger with OceanFreight is expected to close in the fourth quarter 2011.

•

On July 28, 2011 Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Poseidon, the third of four sixth generation, ultra-deepwater sister drillships being constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Company’s Deutsche Bank credit facility.

•

On August 1, 2011, as subsequently amended, Ocean Rig UDW, filed with the US Securities and Exchange Commission a Form F-4 registration statement, or the Exchange Offer Registration Statement, relating to the offer to exchange up to 28,571,428 new common shares of Ocean Rig UDW that have been registered under the Securities Act of 1933, as amended (Securities Act), for an equivalent number of common shares of Ocean Rig UDW, previously sold in a private offering made in December 2010 to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act.  On Friday August 26, 2011 the Exchange Offer Registration Statement was declared effective and we commenced the exchange offer.

•

On August 4, 2011, our board of directors announced that it approved the partial spin-off of our interest in Ocean Rig UDW. We will distribute approximately 2,967,359 shares of common stock of Ocean Rig UDW, which will reduce our ownership interest in Ocean Rig UDW by approximately 2%. The number of shares of common stock of Ocean Rig UDW to be distributed for each share of common stock of the Company will be determined by dividing 2,967,359 by the aggregate number of issued and outstanding shares of common stock of the Company on September 21, 2011, the record date for the distribution.  Ocean Rig UDW has applied to list its common stock on the Nasdaq Global Select Market under the symbol “ORIG”.

Financial Review: 2011 Second Quarter

The Company recorded a net loss of $114.1 million, or $0.33 basic and diluted losses per share, for the three-month period ended June 30, 2011, as compared to net income of $19.5 million, or $0.07 basic and diluted earnings per share, for the three-month period ended June 30, 2010. Adjusted EBITDA, which is defined and reconciled later in this press release, was $136.2 million for the second quarter of 2011 as compared to $152.3 million for the same period in 2010.

Included in the second quarter 2011 results are infrequently occurring and non-cash items totaling $131.5 million, or $0.37 per share, which are described at the beginning of this press release. Excluding infrequently occurring and non-cash items, our adjusted Net Income amounts to $17.4 million, or $0.04 per share.

Basic loss per share, for the second quarter of 2011 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $1.4 million, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $87.7 million for the three-month period ended June 30, 2011, as compared to $108.8 million for the three-month period ended June 30, 2010. For the offshore drilling segment, revenues from drilling contracts increased by $17.6 million to $126.6 million for the three-month period ended June 30, 2011 as compared to $109.0 million for the same period in 2010. For the tanker segment, net voyage revenues amounted to $4.1 million for the three-month period ended June 30, 2011.

Total vessel and rig operating expenses and total depreciation and amortization increased to $84.9 million and $65.1 million, respectively, for the three-month period ended June 30, 2011 from $46.7 million and $48.3 million, respectively, for the three-month period ended June 30, 2010. Total general and administrative expenses increased to $26.7 million in the second quarter of 2011 from $16.8 million during the comparative period in 2010.

Interest and finance costs, net of interest income, amounted to $33.3 million for the three-month period ended June 30, 2011, compared to $13.3 million for the three-month period ended June 30, 2010.

Fleet List

The table below describes our fleet profile as of August 30, 2011

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Dry fleet

Capesize:
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Brisbane	1995	151,066	Capesize	$25,000	Sep-11	Sep-11
Capri	2001	172,579	Capesize	Spot
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18

Panamax:
Amalfi	2009	75,206	Panamax	$39,750	Aug- 13	Oct- 13
Avoca	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,816	Panamax	Spot
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Levanto	2001	73,925	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Sept-11	Sep-11
Majorca	2005	74,477	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Rapallo	2009	75,123	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	Spot
Sonoma	2001	74,786	Panamax	$19,300	Sept- 11	Nov- 11
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,035	Panamax	Spot

Supramax:
Galveston	2002	51,201	Supramax	Spot
Byron	2003	51,201	Supramax	Spot

Newbuildings
Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax
Capesize 1	2012	176,000	Capesize
Capesize 2	2012	176,000	Capesize

	Year			Gross rate
	Built	DWT	Type	Per day
Tanker fleet
Vilamoura	2011	158,300	Suezmax	Blue Fin Pool
Saga	2011	115,200	Aframax	Sigma Pool
Daytona	2011	115,200	Aframax	Sigma Pool

Newbuildings
Alicante	2012	115,200	Aframax
Belmar	2011	115,200	Aframax
Calida	2011	115,200	Aframax
Mareta	2012	115,200	Aframax
Blanca	2013	158,300	Suezmax
Bordeira	2013	158,300	Suezmax
Esperona	2013	158,300	Suezmax
Lipari	2012	158,300	Suezmax
Petalidi	2012	158,300	Suezmax

Drilling Units
	Year Built or Scheduled Delivery / Generation	Contract Term	Backlog ($ million)
Existing Drilling Rigs
Leiv Eiriksson	2001 / 5th	Q2 2011 – Q4 2011 Q42011 – Q2 2012	$68 $126
Eirik Raude	2002 / 5th	Q4 2008 – Q4 2011	$67
Existing Drillships
Ocean Rig Corcovado	2011 / 6th	Q1 2011 – Q4 2011 Q4 2011- Q4 2014	$69 $534
Ocean Rig Olympia	2011 / 6th	Q2 2011 – Q2 2012	$127
Ocean Rig Poseidon	Q3 2011 / 6th	Q3 2011 – Q2 2013	$378
Newbuilding Drillships
Ocean Rig Mykonos	Q3 2011 / 6th	Q4 2011- Q4 2014	$528
OCR Drillship TBN #1	Q3 2013 /7th
OCR Drillship TBN #2	Q4 2013 / 7th
OCR Drillship TBN #3	Q4 2013 / 7th
		Total	$1,897

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2011	2010	2011
Average number of vessels(1)	37.0	35.0	37.3	35.9
Total voyage days for vessels(2)	3,330	3,123	6,644	6,342
Total calendar days for vessels(3)	3,367	3,188	6,751	6,503
Fleet utilization(4)	98.9%	97.9%	98.4%	97.5%
Time charter equivalent(5)	$32,659	$28,080	$32,455	$28,101
Vessel operating expenses (daily)(6)	$4,849	$6,435	$5,271	$6,107

Tanker	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Average number of vessels(1)	2.6	1.8
Total voyage days for vessels(2)	245	326
Total calendar days for vessels(3)	245	326
Fleet utilization(4)	100%	100%
Time charter equivalent(5)	$16,935	$15,945
Vessel operating expenses (daily)(6)	$8,600	$12,239

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2011	2010	2011
Voyage revenues	$ 115,266	$93,140	$229,169	$190,128
Voyage expenses	(6,510)	(5,446)	(13,537)	(11,912)
Time charter equivalent revenues	$ 108,756	$87,694	$215,632	$178,216
Total voyage days for fleet	3,330	3,123	6,644	6,342
Time charter equivalent TCE	$ 32,659	$28,080	$32,455	$28,101

Tanker	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Voyage revenues	$ 4,249	$5,348
Voyage expenses	(100)	(150)
Time charter equivalent revenues	$ 4,149	$5,198
Total voyage days for fleet	245	326
Time charter equivalent TCE	$16,935	$15,945

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2011	2010	2011
	(as restated)		(as restated)

REVENUES:
Voyage revenues	$115,266	$97,389	$229,169	$195,476
Revenues from drilling contracts	108,972	126,629	189,228	235,955
	224,238	224,018	418,397	431,431

EXPENSES:
Voyage expenses	6,510	5,546	13,537	12,062
Vessel operating expenses	16,327	22,622	35,586	43,706
Drilling rigs operating expenses	30,408	62,288	59,508	104,137
Depreciation and amortization	48,324	65,106	95,482	121,021
Vessel impairments and other, net	430	87,747	(10,254)	87,745
General and administrative expenses	16,823	26,720	44,011	52,397

Operating income / (loss)	105,416	(46,011)	180,527	10,363

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(13,318)	(33,293)	(30,213)	(48,902)
Loss on interest rate swaps	(63,790)	(35,920)	(98,427)	(39,775)
Other, net	(1,481)	1,223	(7,209)	2,279
Income taxes	(7,361)	(3,817)	(11,938)	(9,778)
Total other expenses	(85,950)	(71,807)	(147,787)	(96,176)

Net income / (loss)	19,466	(117,818)	32,740	(85,813)

Net income/ (loss) attributable to Non controlling interests	-	3,729	-	(2,511)

Net income / (loss) attributable to Dryships Inc.	$19,466	$(114,089)	$32,740	$(88,324)

Earnings/(loss) per common share, basic and diluted	$0.07	$(0.33)	$0.10	$(0.27)
Weighted average number of shares, basic and diluted	255,199,773	351,297,180	255,012,737	344,259,487

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	June 30, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$367,674
Restricted cash	578,311	112,504
Trade accounts receivable, net	25,204	84,897
Other current assets	70,065	146,610
Total current assets	1,065,110	711,685

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	2,072,699	1,889,230
Vessels, net	1,917,966	1,863,092
Drilling rigs, machinery and equipment, net	1,249,333	2,969,074
Total fixed assets, net	5,239,998	6,721,396

OTHER NON CURRENT ASSETS:
Restricted cash	195,517	328,209
Other non-current assets	483,869	106,186
Total non current assets	679,386	434,395
Total assets	6,984,494	7,867,476

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	731,232	429,957
Other current liabilities	204,203	297,946
Total current liabilities	935,435	727,903

NON CURRENT LIABILITIES
Long-term debt, net of current portion	1,988,460	3,158,115
Other non-current liabilities	161,070	145,281
Total non current liabilities	2,149,530	3,303,396

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total Dryships Inc. stockholders’ equity	3,363,253	3,295,891
Non controlling interests	536,276	540,286
Total equity	3,899,529	3,836,177
Total liabilities and stockholders equity	$6,984,494	$7,867,476

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Six Months Ended June 30,
	2010	2011
	(As restated)

REVENUES:
Revenues from drilling contracts	$189,228	$235,955

EXPENSES:
Drilling rigs operating expenses	59,508	104,137
Depreciation and amortization	37,966	64,908
Loss on disposals	430	87
General and administrative expenses	10,075	15,730

Operating income	81,249	51,093

OTHER INCOME / (EXPENSES):
Interest and finance costs	(5,738)	(22,214)
Interest income	5,825	10,394
Loss on interest rate swaps	(34,501)	(18,616)
Other, net	(3,752)	(446)
Income taxes	(11,938)	(9,778)
Total other expenses, net	(50,104)	(40,660)

Net income	$31,145	$10,433

Earnings per common share, basic and diluted	$0.30	$0.08
Weighted average number of shares, basic and diluted	103,125,500	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	June 30, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$191,744
Restricted cash	512,793	95,183
Trade accounts receivable, net	24,286	73,202
Other current assets	39,220	83,866
Total current assets	672,006	443,995

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,888,490	1,704,350
Drilling rigs, machinery and equipment, net	1,249,333	2,940,888
Total fixed assets, net	3,137,823	4,645,238

OTHER NON CURRENT ASSETS:
Other non-current assets	533,869	230,795
Total non current assets	533,869	230,795
Total assets	4,343,698	5,320,028

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	560,561	231,218
Other current liabilities	107,357	203,373
Total current liabilities	667,918	434,591

NON CURRENT LIABILITIES
Long-term debt, net of current portion	696,986	1,891,319
Other non-current liabilities	97,712	89,128
Total non current liabilities	794,698	1,980,447

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,881,082	2,904,990
Total equity	2,881,082	2,904,990
Total liabilities and stockholders’ equity	$4,343,698	$5,320,028

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2010 (As restated)	Three Months Ended June 30, 2011	Six Months Ended June 30, 2010 (As restated)	Six Months Ended June 30, 2011

Net income / (loss)	19,466	(114,089)	32,740	(88,324)

Add: Net interest expense	13,318	33,293	30,213	48,902
Add: Depreciation and amortization	48,324	65,106	95,482	121,021
Add: Impairment losses	-	112,104	-	112,104
Add: Income taxes	7,361	3,817	11,938	9,778
Add: Loss on interest rate swaps	63,790	35,920	98,427	39,775

Adjusted EBITDA	152,259	136,151	268,800	243,256

Conference Call and Webcast: August 31, 2011

As announced, the Company’s management team will host a conference call, on August 31, 2011 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until September 2, 2011. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to Ocean Rig during 2011 and 2013.  DryShips owns a fleet of 36 drybulk carriers (including newbuildings), comprising 8 Capesize, 26 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: August 31, 2011	By: /s/George Economou
George Economou Chief Executive Officer